TO:	David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions

FROM:	Andrew Kahn
Associate West Coast Counsel
IATSE

DATE:	April 26, 2016

RE:	Data You Requested re Pill Frequency

Confirmation below that most companies do not have pills. Thanks for your consideration.

From https://www.issgovernance.com/whats-really-hot-quickscore-analysis-2015s-
real-governance-trends/ -

Common Wisdom: Poison pill adoptions are on the rise in response to the white-hot M&A market.

Reality: Boards have not rushed out to adopt rights plans in response to the massing M&A action. In fact, nearly all listed companies are doing away with poison pills entirely. As of Dec. 31 of last year, only 19 companies in the S&P 500, and 175 in the rest of the R3000, maintained any sort of poison pill, shareholder approved or not. Over the course of 2015, there was a 1.6 percentage point drop in the number of companies with a pill in place in the S&P 500, and a 2.6 percentage point drop in companies with a pill in the R3000. These numbers are more substantial considering how few companies maintained pills at the beginning of 2015.